UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contracts to restore 100% interest in Tartaruga Verde field and Module III of the Espadarte field

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Rio de Janeiro, April 9, 2026 – Petróleo Brasileiro S.A. – Petrobras, following up on the announcement made on March 16, 2026, announces that it signed contracts today with Petronas Petróleo Brasil Ltda. for the acquisition of 50% interests in the Tartaruga Verde and Espadarte – Module III fields, located in the Campos Basin. Upon completion of the transaction, Petrobras will once again hold a 100% interest in the assets and will remain the operator.

The transaction value is US$450 million, of which (a) US$50 million is paid today (signing); (b) US$ 350 million upon closing, subject to adjustments related to the effective date of the transaction (July 1, 2025); and (c) two deferred installments, in the amount of up to US$ 25 million each, to be paid 12 and 24 months after closing, respectively. The amounts to be disbursed by Petrobras will be adjusted for deductions related to the economic results obtained by the asset since July 1, 2025.

The completion of the transaction is subject to the fulfillment of precedent conditions set forth in the purchase and sale agreement, including approval by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP).

About the fields

The Tartaruga Verde field and Module III of Espadarte are located in the southern portion of the Campos Basin, in water depths ranging from approximately 700 to 1,620 meters. The assets are operated by Petrobras through the FPSO Cidade de Campos dos Goytacazes, with current production of around 55,000 barrels of oil per day.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer